Exhibit 99.11

Valour confirms No Exposure to Silvergate Bank, Signature Bank or Silicon Valley Bank

Valour’s partially owned bank, SEBA Bank AG, is expanding onboarding resources due to higher customer demand amidst recent banking developments

Toronto, Ontario, March 13, 2023 - Valour Inc. (the “Company” or “Valour”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), today confirms, in connection with the Company’s commitment to providing transparent information, that neither itself nor any of its operating subsidiaries have any exposure to Silvergate Bank, Signature Bank or Silicon Valley Bank.

The company also confirms that SEBA Bank AG, one of its strategic investments, has no exposure to Silvergate, Silicon Valley Bank, or USDC. “The strategic decision to acquire a stake in one of two digital asset licensed banks by the Swiss regulator FINMA, SEBA Bank, has proven to be paying off, particularly during difficult times like these. SEBA Bank has no exposure to USDC, Silvergate or Silicon Valley Bank and is seeing more interest from potential customers during the last days,” said Olivier Roussy Newton, Chief Executive Officer of Valour, who also holds a seat on SEBA’s management board. The security and safety of investors’ funds will always remain the Company’s top priority.

Valour Cayman offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour Cayman’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Valour Bitcoin Carbon Neutral, and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour Cayman’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

About Valour

Valour Inc. (NEO: DEFI) (GR: RMJ.F) (OTCQB: DEFTF) is a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets and finance. Founded in 2019, Valour is backed by an acclaimed and pioneering team with decades of experience in financial markets and digital assets. Valour’s mission is to expand investor access to industry-leading Web3 and technologies. This allows investors to access the future of finance via regulated equity exchanges using their traditional bank account and access.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Offering; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by Valour and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Investor Relations

ir@valour.com